EXHIBIT 99.1
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                COMPTON PETROLEUM ANNOUNCES 2006 CAPITAL PROGRAM


FOR IMMEDIATE RELEASE                                      DECEMBER 22, 2005


CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (TSX - CMT, NYSE - CMZ) is pleased to announce its 2006 planned capital investment and drilling program.

2006 PROGRAM HIGHLIGHTS:

        o        $575 MILLION CAPITAL INVESTMENT BUDGET

        o        CONTINUED DEVELOPMENT OF NATURAL GAS  RESOURCE PLAYS

        o        480 WELL DRILLING PROGRAM

        o        BUDGETED CASH FLOW OF $475 MILLION

2006 OBJECTIVE

During 2005, Compton completed its planned 390 well drilling program with very positive results. December production is expected to reach approximately 35,500 boe/d. The Company is currently evaluating the results of its Edmonton Horseshoe Canyon Coal Bed Methane pilot programs and the completion of its most recent well at Callum. Preliminary results appear positive and more definitive results will be available early in the New Year and will be announced at that time.

Building on this success and with the Company's extensive land position, developing resource plays and experienced technical teams, Compton is in an excellent position to continue adding significant shareholder value through the drill bit. The Company's overall objective for 2006 is the continued development of its five natural gas resource plays and conventional crude oil property to maximize reserve recognition and production growth. To achieve this objective, Compton has developed a 2006 capital investment program focusing on an accelerated drilling program of 480 drill wells.

2006 BUDGETED CAPITAL EXPENDITURES

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($ million)                                 GROSS WELLS      TOTAL         %
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Southern Alberta                                305           $361        63%
Central Alberta                                  60             73        13%
Peace River Arch                                105            120        21%
Other                                            10             21         3%
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TOTAL                                           480           $575       100%
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($ million)                                             $ MILLIONS         %
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Drilling and completions                                    $381          66%
Equipment and facilities                                     123          21%
Land and seismic                                              71          13%
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TOTAL                                                       $575         100%
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The majority of Compton's 2006 activities will continue to be directed towards
Southern Alberta, including 245 planned drill wells targeting Plains Belly River gas and Edmonton Horseshoe Canyon Coal Bed Methane. Additionally, in excess of 70 existing Belly River wells are scheduled for CBM re-completions in the Edmonton formation. The remainder of the Southern Alberta drill program will primarily target the Basal Quartz formation at Hooker and the Company's evolving thrusted Belly River foothills play at Callum.

In Central Alberta, Compton's activities will focus primarily on the Gething/Rock Creek gas play at Niton. In the Peace River Arch area, operations are planned to follow-up on the Company's very successful 2005 light oil program at Cecil/Worsley.

During 2006, Compton plans to continue to invest in the future and expand in its core areas. The Company's 2006 budget includes $71 million directed towards land acquisitions and seismic surveys in its major operating areas.

2006 GUIDANCE

Based upon the foregoing capital expenditure program, with the noted assumptions, Compton is budgeting the following operating results for 2006:

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                                                          2006 BUDGET RANGE
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AVERAGE PRODUCTION
   Natural gas (mmcf/d)                                      155 to 160
   Liquids (bbls/d)                                       11,000 to 11,300
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   Total (boe/d)                                          37,000 to 38,000
CASH FLOW (millions)                                        $460 to $475
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PRODUCTION

December 2005 production is expected to reach approximately 35,500 boe/d. Q1 2006 production is budgeted to average approximately 34,000 boe/d to 34,500 boe/d, reflecting normal higher decline rates associated with initial production placed on stream during the fourth quarter of 2005. Compton expects December 2006 production to reach approximately 40,000 boe/d to 41,000 boe/d.

PRICING

The Company has projected 2006 cash flow to be $460 to $475 million based upon the following pricing assumptions:

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AVERAGE PRICES                               BENCHMARK            REALIZED
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Natural gas                              AECO Cdn $10.45/GJ    Cdn $10.85/mcf
Crude oil ($/bbl)                             WTI US $57.50        Cdn $59.00
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The average Canadian/US exchange rate is budgeted at $0.85 US = $1.00 Cdn.

CASH FLOW SENSITIVITIES

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COMMODITY PRICES                                                      MILLIONS
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Change of Cdn $0.10/mcf in the benchmark AECO natural gas price          $4.5
Change of US $1.00/barrel in the benchmark WTI oil price                 $3.0
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                                      -3-


FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third-party operators and regulatory pronouncements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE  INFORMATION

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

For further information contact: E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com